UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): October 19, 2012

EATON CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-1396	34-0196300
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Eaton Center

Cleveland, Ohio 44114

(Address of principal executive offices)

(216) 523-5000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

As previously announced, on May 21, 2012, Eaton Corporation, an Ohio corporation (“Eaton”), entered into a Transaction Agreement with Cooper Industries plc, a company incorporated in Ireland (“Cooper”), Eaton Corporation Limited (formerly known as Abeiron Limited), a company incorporated in Ireland (“New Eaton”), Abeiron II Limited (formerly known as Comdell Limited), a company incorporated in Ireland (“Abeiron II”), Turlock B.V., a company incorporated in the Netherlands (“Turlock”), and Turlock Corporation, an Ohio corporation (“Merger Sub” and together with Cooper, Eaton, New Eaton, Abeiron II and Turlock, the “Original Parties”), which was amended on June 22, 2012 by Amendment No. 1 to the Transaction Agreement entered into by the Original Parties and Eaton Inc., an Ohio corporation (“Eaton Sub”) (as amended, the “Transaction Agreement”). Pursuant to the Transaction Agreement, New Eaton will acquire Cooper through a “scheme of arrangement” under the Irish Companies Act of 1963 (the “acquisition”) and Eaton through a merger of Merger Sub, an indirect wholly owned subsidiary of New Eaton, with and into Eaton (the “merger,” and collectively with the acquisition, the “transaction”).

On October 19, 2012, Eaton, Cooper, New Eaton, Abeiron II, Turlock, Eaton Sub and Merger Sub entered into Amendment No. 2 to the Transaction Agreement (the “Amendment”) in order to provide more clarity on specific steps to be taken in connection with the transaction. The Amendment includes the following technical changes: (i) providing that, pursuant to Irish law, Eaton shareholders will not receive any fractions of New Eaton ordinary shares as consideration in the merger and instead the total number of New Eaton ordinary shares that any Eaton shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Eaton ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to the Eaton shareholders whose fractional entitlements have been sold, (ii) reflecting an adjustment in the legal structure, providing that Merger Sub will be jointly owned by Turlock and Eaton Sub, (iii) providing that Eaton and New Eaton will guarantee Cooper’s obligations under the management continuity agreements after completion of the transaction and (iv) correcting a drafting error in a provision relating to the treatment of entitlements to fractional New Eaton ordinary shares in respect of Cooper options and share awards. The Amendment is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Memorandum and Articles of Association of New Eaton as they will be in effect after the closing (the “New Eaton M&A”), which are included in the definitive proxy statement/prospectus as Annex D, have been updated to reflect the matters described in items (ii) and (iii) in the paragraph above along with other technical changes, including to change the dividend rate with respect to A preferred shares. The Amendment to the New Eaton M&A is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) List of Exhibits

EXHIBIT NO.	DESCRIPTION

2.1	Amendment No. 2 to the Transaction Agreement, dated October 19, 2012

99.1	Amendment to the Memorandum and Articles of Association of New Eaton

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton and Cooper that also constitutes a Prospectus of Eaton Corporation plc(1). The registration statement was declared effective on September 7, 2012. Eaton and Cooper have sent to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, Ohio 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4466, Houston, Texas 77210 or by calling (713) 209-8400.

FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Corporation plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition

(1)	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Corporation plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Eaton accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Eaton (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON CORPORATION

By:	/s/ R. H. Fearon
Name:	R. H. Fearon
Title:	Vice Chairman and Chief Financial and Planning Officer

Date: October 19, 2012

Index of Exhibits

EXHIBIT NO.	DESCRIPTION

2.1	Amendment No. 2 to the Transaction Agreement, dated October 19, 2012

99.1	Amendment to the Memorandum and Articles of Association of New Eaton